                                                                    Exhibit 12.2

                           THE PROGRESSIVE CORPORATION
                       COMPUTATION OF RATIO OF EARNINGS TO
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

                                                           YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                          1995         1994         1993          1992         1991
                                          ----         ----         ----          ----         ----
                                                              (DOLLARS IN MILLIONS)
Income before income
  taxes and cumulative effect
  of accounting change (1)               $345.9        $379.8       $373.1       $178.7       $ 32.9
                                         ------        ------       ------       ------       ------
Fixed charges:
  Interest and amortization
    on indebtedness                        57.1          56.9         42.4         44.8         47.8
  Portion of rents representative
    of the interest factor                  4.2           3.1          3.0          4.6          5.1
                                         ------        ------       ------       ------       ------
Total fixed charges                        61.3          60.0         45.4         49.4         52.9
                                         ------        ------       ------       ------       ------
Preferred share dividend
  requirements                             11.5          11.7         12.8         12.0          5.8
                                         ------       -------      -------       ------       ------
Total fixed charges and
  preferred share dividend
  requirements                             72.8          71.7         58.2         61.4         58.7
                                         ------        ------       ------       ------       ------
Total income available for fixed
  charges and preferred share
  dividend requirements (2)              $407.2        $438.2       $415.8       $227.8       $ 85.8
                                         ======        ======       ======       ======       ======
Ratio of earnings to combined
  fixed charges and preferred
  share dividend requirements               5.6           6.1          7.1          3.7          1.5
                                         ======        ======       ======       ======       ======

(1) 1992 results include the cumulative effect of an accounting change due to the adoption of Statement of Financial Accounting Standards 109, "Accounting for Income Taxes."

(2) Excludes interest capitalized of $1.6 million, $2.7 million and $.3 million for the years ended December 31, 1994, 1993 and 1992, respectively, as well as preferred share dividend requirements for all periods presented. No interest was capitalized in 1995 or 1991.